Exhibit 99.1

ASM International N.V. Announces Availability and Timing of the 2010 Second Quarter and Six Months Results Conference Call and Web Cast

ALMERE, The Netherlands — July 8, 2010 — ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and its 53%-owned subsidiary, ASM Pacific Technology, Ltd (Hong Kong Exchanges: 522) will simultaneously report operating results for the 2010 second quarter and six months at approximately:

•	00:00 (midnight) Continental European Time, Wednesday, July 28, 2010

•	6:00 a.m. Hong Kong time, Thursday, July 29, 2010, and

•	6:00 p.m. US Eastern Time, Wednesday, July 28, 2010.

ASM International will host an investor conference call and web cast on Thursday, July 29, 2010 at 15:00 Continental European Time (9:00 a.m. — US Eastern Time).

The teleconference dial-in numbers are as follows:

United States – +1 718 247 0888

International – + 44 (0)20 7806 1967

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 11, 2010. The replay dial-in numbers are:

United States – +1 347 366 9565

International – + 44 (0)20 7111 1244

Access Code: 9715249#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Contacts:
Erik Kamerbeek	Mary Jo Dieckhaus
+31 88100 8500	+1 212 986 2900